Brian A. Johnson
July 7, 2015	+1 212 937 7206 (t) +1 212 230 8888 (f) brian.johnson@wilmerhale.com

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 6010

Washington, DC 20549-6010

Attention: Larry Spirgel

Re:	Nabriva Therapeutics AG

Registration Statement on Form F-1

Filed June 18, 2015

File No. 333-205073

Ladies and Gentlemen:

On behalf of Nabriva Therapeutics AG (the “Company”), submitted herewith for filing is Amendment No.1 to the Registration Statement on Form F-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of common shares of the Company represented by American Depositary Shares (the “ADSs”).

The Registration Statement is being filed in part to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated June 26, 2015 (the “Comment Letter”), relating to the above referenced Registration Statement on Form F-1.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter.

On behalf of the Company, we advise you as follows:

Index to Consolidated Financial Statements

Unaudited Condensed Consolidated Statement of Comprehensive Income (Loss), page F-2

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Securities and Exchange Commission July 7, 2015 Page 2

1.	Please refer to the line items, “Financial income” and “Financial expenses.” For 2015, it does not appear that financial income of €6,154 and financial expenses of €12,124 reconcile to Note 6, Financial income and expenses, on page F-10. Please revise or advise. Additionally, please reconcile the €5.1 million benefit discussion on page 68 to the applicable line items in Note 6.

Response:	In response to the Staff’s comment, the Company has revised the table in Note 6 on page F-10 of the Registration Statement and the disclosure on page 68 of the Registration Statement to separately disclose financial income and financial expense related to changes in the payment terms of the convertible loan agreements that were previously offset. The Company further advises the Staff that it has revised the disclosure on page 68 of the Registration Statement to reconcile the €5.1 million benefit to the applicable line items in Note 6 on page F-10 of the Registration Statement.

Note 2.1 Basis of Preparation, page F-6

2.	Please state that the interim financial statements include all adjustments, in the opinion of management, necessary to present fairly the financial statements or tell us why such statement is not required.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page F-6 of the Registration Statement.

Consolidated Statements of Comprehensive Income (Loss), page F-18

3.	We note your response to comment 25, including your statement that Forest Laboratories provided a “$25 million loan to advance the capabilities of the Company’s research and development activities and was repayable only in the event that Forest Laboratories exercised its option to purchase the Company.” Based on the terms of the arrangement, please tell us what Forest’s purchase price would have been, had it exercised the option to purchase the Company and if that purchase price and your repayment of the $25 million loan could be net-settled.

Response:	The Company advises the Staff that the purchase price that Forest would have had to pay had it exercised the option to purchase the Company was an upfront payment of €115 million, plus assets and less liabilities and transaction expenses, plus potential additional contingent payments dependent upon the achievement of regulatory and sales milestones. The agreement between the former shareholders of the Company and Forest explicitly states that the $25 million loan to the Company may not be considered in determining the final purchase price of the Company. The loan was a separate agreement between the Company and Forest and could not be net settled.

Securities and Exchange Commission July 7, 2015 Page 3

Forest Stock Purchase Agreement, page F-36

4.	We note your response to comment 26. Please address the following comments.

•	Whether the $25 million puttable instrument has the features described in paragraphs 16A and 16B of IAS 32 and could be deemed equity.

•	Whether there were any restrictions on the use of the $25 million loan.

•	What rights and obligations the counterparties had with respect to R&D activities during the 12-month period following the execution of the agreement.

Response:	The Company advises the Staff that the $25 million financial instrument does not have any of the features described in paragraphs 16A and 16B of IAS 32. The loan agreement stipulates that the Company was obligated to repay the loan plus accrued interest in cash. If Forest chose not to exercise its option to purchase the Company, then the repayment amount would only be €1.00. The decision to allow the option to lapse was outside the control of the Company, the contractual agreement did not include a put option and the Company did not have any rights to cancel the agreement or to forgo repayment of the loan.

The Company further advises the Staff that the loan agreement did not contain any explicit restrictions on how the Company could use the funds received from the Forest loan.

The Stock Purchase Agreement detailed the rights and obligations of Forest and the Company with respect to contemplated research and development activities during the 12-month period following the execution of the agreement, pursuant to which the parties established a joint development committee, whose powers were limited to overseeing the activities of and approving any amendments to the mutually-agreed joint development plan. Each party had a single vote and decisions were required to be made unanimously. Each party was required to use its commercially reasonable efforts to conduct the activities of the joint development plan and each party was responsible for its own internal costs associated with the joint development plan. Forest reimbursed the Company for all actual out-of-pocket third party expenses incurred in connection with the implementation of the joint development plan. Any intellectual property generated by or on behalf of the Company or Forest pursuant to the joint development plan was agreed to be the intellectual property of the Company.

Securities and Exchange Commission July 7, 2015 Page 4

24. Other Financial Liabilities, page F-56

5.	We note your response to comment 28. To enable your investors to better understand the nature and extent of share-based payment arrangements that existed during the period, please disclose the number and weighted average exercise prices of share options for each group of options as set forth in paragraphs 45-47 of IFRS 2. Further disclose the number of preferred shares A or B that Kreos Capital IV and other lenders would have received upon exercise of the call options based on the applicable preferred share price for the most recently completed financing round as of the balance sheet date.

Response:	The Company respectfully advises the Staff that it believes the disclosure in Note 20 on page F-51 of the Registration Statement meets the disclosure requirements of IFRS 2 paragraphs 45-47. The options held by certain convertible loan holders and Kreos Capital were accounted for under IAS 32. The number of preferred shares that certain convertible loan holders and Kreos Capital would have received upon exercise of their respective call options and the exercise prices they would have paid is disclosed on pages F-56 and F-57 of the Registration Statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-56 and F-57 to further clarify that the purchase price used to determine the number of shares that would be received upon exercise of the options is the price of the most recently completed financing round as of December 31, 2014.

Exhibit 8.1 - Form of Tax Opinion of Wilmer Cutler Pickering Hale and Dorr LLP

6.	It appears that counsel will only be opining that the referenced tax disclosure is a fair summary of the U.S. federal tax consequences to U.S. holders of the acquisition, ownership and disposition of the ADSs and of the Shares. Since counsel will not be opining on these material U.S. federal tax consequences itself but on the accuracy of the disclosure, please revise your disclosure to make this clear.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 190 of the Registration Statement.

If you have any further questions or comments, or if you require additional information, please contact the undersigned by telephone at (212) 937-7206 or electronically at brian.johnson@wilmerhale.com. Thank you for your assistance.

Securities and Exchange Commission July 7, 2015 Page 5

Very truly yours,

/s/ Brian A. Johnson

Brian A. Johnson

cc:	Colin Broom

  Ralf Schmid